Exhibit 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports first quarter financial results

•	strong first quarter – steady production, higher uranium sales volumes and average realized prices

•	started to receive regulatory approvals for US expansion

•	solid progress made at Cigar Lake

•	signed agreement to increase ownership at the Millennium project

Saskatoon, Saskatchewan, Canada, May 1, 2012 .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2012 in accordance with International Financial Reporting Standards (IFRS).

“Our uranium business continues to drive our strong financial performance,” said Tim Gitzel, president and CEO. “This quarter, our sales volumes were up 33%, and although spot and long-term uranium prices were lower relative to a year ago, our average realized price increased.

“We continue to make good progress with mine construction at Cigar Lake and with securing regulatory approvals required to expand production in the US and in Kazakhstan.

“We will sustain our focus on our growth strategy, growth that we believe will be needed to fuel the world’s increasing appetite for safe, clean, reliable and affordable energy.”

Highlights	Three months ended March 31
($ millions except where indicated)	2012	2011	change
Revenue	563	461	22%
Gross profit	178	136	31%
Net earnings	132	91	45%
$ per common share (diluted)	0.33	0.23	43%
Adjusted net earnings (non-IFRS, see page 4)	124	85	46%
$ per common share (adjusted and diluted)	0.31	0.21	48%
Cash provided by operations (after working capital changes)	409	266	54%

First quarter

Net earnings attributable to our shareholders (net earnings) this quarter were $132 million ($0.33 per share diluted) compared to $91 million ($0.23 per share diluted) in the first quarter of 2011. On an adjusted basis, our earnings this quarter were $124 million ($0.31 per share diluted) compared to $85 million ($0.21 per share diluted) (non-IFRS measure, see page 4) in the first quarter of 2011. Higher earnings in 2012 were mainly due to:

•	higher earnings from our uranium business based on higher sales volumes and realized prices

•	lower income taxes

•	partially offset by higher expenditures for exploration and administration

See Financial results by segment starting on page 5 for more detailed discussion.

Of note:

As part of our ongoing work with our customers following the March 2011 events, we expect to terminate a sales contract with one of our customers during the second quarter at a cost of about $30 million (US), which would be recorded in our financial statements for the period ended June 30, 2012. We expect to be able to place the full quantity at higher prices and do not anticipate a significant impact on our financial results for 2012. The contract includes base-escalated pricing terms at rates well below current market prices, and provides for deliveries of 3.4 million pounds covering the years 2012 through 2016, of which 0.8 million pounds is scheduled for 2012. We do not anticipate terminating any other sales arrangements, unless it is expected to be financially beneficial to us.

Uranium market update

Uncertainty remains in the market in the near to medium term as a result of the events in Japan that occurred one year ago in March. Nevertheless, we continue to see a strong and promising growth profile for the nuclear industry in the long term.

Today, Japan continues work to rebuild its economy and the areas affected by the natural disasters. The world is watching while Japan decides what level of nuclear power it will depend on in the future. Currently, only one of Japan’s nuclear reactors is operating, with this unit scheduled to be shut down for maintenance in May. Efforts remain underway to address safety concerns and gain the necessary political support to begin re-starting reactors.

Much of the uranium market continues to be in a wait and see mode with limited long-term contracting occurring. Concerns about possible excess German and Japanese inventories and US Department of Energy materials being introduced into the market continue to cause uncertainty. We believe that utilities will continue to work with producers to manage these materials and minimize the impact on the market. Since utilities are well covered under existing contracts, we expect the market demand to remain somewhat discretionary and prices relatively stable until more certainty around these inventories is gained.

Despite this near- to medium-term uncertainty, we continue to see a very strong and promising growth profile for the nuclear industry in the long term. Countries around the world, with very few exceptions, have reconfirmed their commitment to nuclear energy. China, India, France, Russia, South Korea, the United Kingdom, Canada, the United States, and almost every other country with a nuclear program are maintaining nuclear as a part of their energy mix.

At the beginning of 2012, we expected 96 net new reactors to be built over the next decade, 63 of which were under construction. This translates into an expected average annual growth rate of about 3% for global uranium consumption. Of those under construction, two South Korean reactors were brought online in the first quarter of the year.

In an industry reliant on finite secondary supplies to fulfil about 15% of 2012 consumption requirements, and where a major source of this supply – the Russian Highly Enriched Uranium (HEU) commercial agreement – ends after 2013, it is clear that new production will be needed. The end of the Russian HEU commercial agreement represents the equivalent of removing a mine producing 24 million pounds of uranium per year from the market at a time when a number of new projects have been put on hold – projects previously expected to help fill the HEU gap.

We are well positioned to meet the growing demand for uranium, given our extensive base of mineral reserves and resources located near existing infrastructure, diversified sources of supply, global exploration program and portfolio of long-term sales contracts. We are preparing our assets and will continue to look for opportunities to make sure we are among the first to respond to changing market conditions with a continued focus on profitability.

Outlook for 2012

Over the next several years, we expect to invest significantly in expanding production at existing mines and advancing projects as we pursue our growth strategy. The projects are at various stages of development, from exploration and evaluation to construction.

We expect our existing cash balances and operating cash flows will meet our anticipated capital requirements without the need for significant additional funding. Cash balances will decline as we use the funds in our business and pursue our growth plans.

Our outlook for 2012 reflects the growth expenditures necessary to help us achieve our strategy. We do not provide an outlook for the items in the table that are marked with a dash.

See Financial results by segment starting on page 5 for details.

2012 Financial outlook

	Consolidated	Uranium	Fuel services	Electricity
Production	—	21.7 million lbs	13 to 14 million kgU	—
Sales volume	—	31 to 33 million lbs	Decrease 10% to 15%	—
Capacity factor	—	—	—	95%
Revenue compared to 2011	Decrease 0% to 5%	Decrease 0% to 5%[1]	Decrease 10% to 15%	Increase 5% to 10%
Average unit cost of sales (including D&A)	—	Increase 0% to 5%[2]	Increase 10% to 15%	Decrease 5% to 10%
Direct administration costs compared to 2011[3]	Increase 10% to 15%	—	—	—
Exploration costs compared to 2011	—	Increase 15% to 20%	—	—
Tax rate	Recovery of 0% to 5%	—	—	—
Capital expenditures	$620 million[4]	—	—	$70 million

[1]

Based on a uranium spot price of $51.75 (US) per pound (the Ux spot price as of April 30, 2012), a long-term price indicator of $60.00 (US) per pound (the Ux long-term indicator on April 30, 2012) and an exchange rate of $1.00 (US) for $1.00 (Cdn).

[2]

This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we decide to make discretionary purchases in 2012 then we expect the average unit cost of sales to increase further.

[3]	Direct administration costs do not include stock-based compensation expenses.
[4]	Does not include our share of capital expenditures at BPLP.

Our customers choose when in the year to receive deliveries of uranium and fuel services products, so our quarterly delivery patterns, and therefore our sales volumes and revenue, can vary significantly. Based on current projections, we expect deliveries to be lowest in the second quarter while deliveries in the fourth quarter are expected to account for about one-third of our 2012 sales volumes. However, not all delivery notices have been received to date, which could alter the delivery patterns.

Sensitivity analysis

For the rest of 2012:

•

a change of $5 (US) per pound in both the Ux spot price ($51.75 (US) per pound on April 30, 2012) and the Ux long-term price indicator ($60.00 (US) per pound on April 30, 2012) would change revenue by $46 million and net earnings by $27 million

•

a change of $5/MWh in the electricity spot price would change our 2012 net earnings by $3 million based on the assumption that the spot price will remain below the floor price of $51.62/MWh provided for under Bruce Power Limited Partnership’s (BPLP) agreement with the Ontario Power Authority (OPA)

•

a one-cent change in the value of the Canadian dollar versus the US dollar would change revenue by $7 million and adjusted net earnings by $3 million. This sensitivity is based on an exchange rate of $1.00 (US) for $1.00 (Cdn).

Adjusted net earnings (non-IFRS measure)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently so you may not be able to make a direct comparison to similar measures presented by other companies.

The table below reconciles adjusted net earnings with our net earnings.

($ millions)	Three months ended March 31
	2012	2011
Net earnings	132	91
Adjustments
Adjustments on derivatives[1] (pre-tax)	(11)	(9)
Income taxes on adjustments to derivatives	3	3
Adjusted net earnings	124	85

[1]

In 2008, we opted to discontinue hedge accounting for our portfolio of foreign currency forward sales contracts. Since then, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been applied.

Financial results by segment

Uranium

Highlights	Three months ended March 31
	2012	2011	change
Production volume (million lbs)	4.8	4.7	2%

Sales volume (million lbs)	8.1	6.1	33%

Average spot price ($US/lb)	51.73	67.58	(23)%
Average long-term price ($US/lb)	60.33	71.00	(15)%
Average realized price
($US/lb)	48.77	48.06	1%
($Cdn/lb)	49.40	48.60	2%

Average unit cost of sales ($Cdn/lb) (including D&A)	31.97	32.21	(1)%

Revenue ($ millions)	401	297	35%

Gross profit ($ millions)	141	100	41%

Gross profit (%)	35	34	3%

First quarter

Production volumes this quarter were 2% higher compared to the first quarter of 2011 primarily due to higher production from McArthur River/Key Lake, partially offset by lower production at Inkai and Smith Ranch-Highland. See Operations and development project updates starting on page 8 for more information.

Uranium revenues this quarter were up 35% compared to 2011, due to a 33% increase in sales volumes and a 2% increase in the $Cdn realized selling price.

Our realized prices this quarter were higher than the first quarter of 2011 mainly due to higher $US prices under fixed-price contracts. In the first quarter of 2012, our realized foreign exchange rate was $1.01, unchanged compared to the prior year.

Total cost of sales (including D&A) increased by 32% ($260 million compared to $197 million in 2011). This was mainly the result of the following:

•	the 33% increase in sales volumes

•	royalty charges in 2012 were $11 million higher due to increased deliveries of produced material and higher realized prices

•	average unit costs for produced uranium were 1% higher due to increased non-cash production costs at our ISR locations

The net effect was a $41 million increase in gross profit for the quarter.

The following table shows the costs of produced and purchased uranium incurred in the reporting periods (non-IFRS measures see below). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	Three months ended March 31
($Cdn/lb)	2012	2011	change
Produced
Cash cost	22.39	22.38	—
Non-cash cost	7.51	7.17	5%

Total production cost	29.90	29.55	1%

Quantity produced (million lbs)	4.8	4.7	2%

Purchased
Cash cost	34.64	52.78	(34)%

Quantity purchased (million lbs)	1.4	1.5	(7)%

Totals
Produced and purchased costs	30.97	35.17	(12)%

Quantities produced and purchased (million lbs)	6.2	6.2	—

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table on the following page presents a reconciliation of these measures to our unit cost of sales for the first quarters of 2012 and 2011.

Cash and total cost per pound reconciliation

	Three months ended March 31
($ millions)	2012	2011	change
Cost of product sold	228.1	174.7	31%
Add / (subtract)
Royalties	(33.4)	(22.5)	48%
Standby charges	(7.1)	(5.3)	34%
Other selling costs	(1.9)	(4.5)	(58)%
Change in inventories	(29.7)	42.0	(171)%
Cash operating costs (a)	156.0	184.4	(15)%
Add / (subtract)
Depreciation and amortization	31.4	22.4	40%
Change in inventories	4.6	11.3	(59)%
Total operating costs (b)	192.0	218.1	(12)%

Uranium produced & purchased (millions lbs) (c)	6.2	6.2	—
Cash costs per pound (a ÷ c)	25.16	29.74	(15)%
Total costs per pound (b ÷ c)	30.97	35.18	(12)%

Please see our first quarter MD&A for updates to our uranium price sensitivity analysis.

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

	Three months ended March 31
Highlights	2012	2011	change
Production volume (million kgU)	4.5	4.3	5%
Sales volume (million kgU)	2.8	2.4	17%
Realized price ($Cdn/kgU)	19.98	20.60	(3)%
Average unit cost of sales ($Cdn/kgU) (including D&A)	16.09	17.77	(9)%
Revenue ($ millions)	56	49	14%
Gross profit ($ millions)	11	7	57%
Gross profit (%)	20	14	43%

First quarter

Production volumes were 5% higher than in 2011 due to operational issues at our UF6 conversion facility that resulted in a two week shutdown in 2011.

Total revenue was $7 million higher than in 2011 due to a 17% increase in sales volumes, partially offset by a 3% decline in the average realized price for our fuel services products.

Our $Cdn realized price for fuel services was affected by the mix of products delivered in the quarter. In 2012, a higher proportion of fuel services sales were for UF6, which typically yields a lower price than the other fuel services products.

The total cost of sales (including D&A) increased by 7% ($45 million compared to $42 million in the first quarter of 2011) due to the increase in sales volumes along with the mix of products delivered in the quarter. As a result of the product mix, the average unit cost of sales was 9% lower for the quarter.

The net effect was a $4 million increase in gross profit.

Electricity results

First quarter

Total electricity revenue decreased slightly this quarter compared to the first quarter of 2011 due to lower output which was almost completely offset by higher realized prices. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue. BPLP recognized revenue of $185 million this quarter under its agreement with the OPA, compared to $109 million in the first quarter of 2011. About 62% of BPLP’s output was sold under financial contracts this quarter, compared to 36% in the first quarter of 2011. Pricing under these contracts was slightly higher than in 2011. From time to time BPLP enters the market to lock in the gains under these contracts.

The capacity factor was 85% this quarter, down from 91% in the first quarter of 2011 due to a higher volume of planned outage days when compared to last year. Operating costs were slightly higher at $241 million compared to $233 million in 2011.

The result was a 7% decrease in our share of earnings before taxes.

BPLP distributed $30 million to the partners in the first quarter. Our share was $9 million. Also, BPLP made capital calls of $16 million to the partners in the first quarter. Our share was $5 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.

Operations and development project updates

Uranium – production overview

Cameco’s share	Three months ended March 31
(million lbs)	2012	2011	change
McArthur River/Key Lake	2.9	2.4	21%
Rabbit Lake	1.0	1.0	—
Smith Ranch-Highland	0.2	0.4	(50)%
Crow Butte	0.2	0.2	—
Inkai	0.5	0.7	(29)%
Total	4.8	4.7	2%

McArthur River/Key Lake

At McArthur River/Key Lake production was 21% higher in the first quarter compared to the same period last year. In the first quarter of 2011, we decided to remove abandoned freezepipes from a production area, which disrupted production for the quarter. We have not experienced any production disruptions in 2012.

At McArthur River, drilling to install the freezewall in the upper mining area of zone 4 is progressing as planned. We expect to start freezing upper zone 4 in 2013 and begin production from this area in 2014.

We are continuing to advance work on the environmental assessment for the Key Lake extension project. We have submitted the draft environmental impact statement to the regulators. Comments on the draft are expected before the end of the year.

Smith Ranch-Highland and Crow Butte

Production this quarter was 33% lower compared to the same period last year due to lower production from Smith Ranch-Highland. The review process to obtain regulatory approvals has lengthened at Smith Ranch-Highland, which has increased the timeline to bring new wellfields into production. However, regulatory approval for a new wellfield has been received and production rates were starting to increase near the end of the first quarter.

We continue to seek regulatory approvals to proceed with expansions at our various satellite operations in Wyoming and Nebraska. The regulators are working through a large volume of permit requests and we have started to receive approvals. We continue to communicate with them to ensure we understand and meet their information needs in a timely manner.

We are commencing development of our North Butte satellite facility in Wyoming.

Inkai

Production for the quarter was 29% lower compared to the same period last year. As our existing wellfields mature, the grades decrease. Average grades at in situ recovery operations typically stabilize at levels lower than initial years as uranium is recovered from a mix of wellfields of varying maturities. We continue to bring on additional wellfields to maintain some new, typically higher grade, wellfields in the production mix. We are also ramping up flow capacity at the Inkai operation in order to compensate for lower grades.

As announced on August 31, 2011, we signed an memorandum of agreement (MOA) with our partner, Kazatomprom, to increase production from blocks 1 and 2 to 5.2 million pounds of U3O8 (100% basis). Under the MOA, our share of Inkai’s annual production will be 2.9 million pounds with the processing plant at full capacity. We will also be entitled to receive profits on 3.0 million pounds.

We continue to await government approval and an amendment to the resource use contract in order to implement the production increase.

We continue to proceed with delineation drilling and the engineering of infrastructure for the test leach facility at block 3.

Cigar Lake

We continued to make solid progress at Cigar Lake this quarter. We continued development of the Seru Bay pipeline, which we expect to be complete by mid-2012. We have resumed development in the north end of the mine, and construction of the underground processing facilities is underway.

The first components of the jet boring system are now on site. As the components arrive, we are lowering them underground where the unit will be fully assembled in preparation for further testing.

We continue to advance shaft 2 and expect to reach the final depth of 500 metres by mid-2012.

We continued drilling freezeholes from surface and initiating the freezing process in the holes as they are ready to come on line.

For the remainder of the year, we will focus on carrying out our plans and implementing the strategies we outlined in our annual MD&A.

We continue to expect first commissioning in ore in mid-2013 and the first packaged pounds in the fourth quarter of 2013.

Cigar Lake is a key part of our plan to increase annual uranium production to 40 million pounds by 2018, and we are committed to bringing this valuable asset safely into production.

Millennium

As announced on March 2, 2012, we have entered into an agreement with AREVA Resources Canada Inc. to purchase AREVA’s 27.94% interest in the Millennium project for $150 million.

The sale of the full amount of AREVA’s interest is subject to JCU (Canada) Exploration Co.’s (JCU) rights of refusal on transfers under the terms of the Cree Extension Joint Venture agreement. If JCU does not exercise its rights, we will acquire the entire 27.94% interest from AREVA and increase our ownership interest in the Millennium project to 69.9%. If JCU elects to exercise its rights, it will acquire an additional 11.67% interest and we will acquire an additional 16.27% interest, resulting in our ownership interest in the Millennium project increasing to 58.23%.

Our ownership interest is dependent on JCU either exercising or waiving its rights under the Cree Extension Joint Venture agreement. We expect the transaction to close no later than June 6, 2012.

We continue to advance the project toward a development decision using our stage gate process. See our annual MD&A for more information regarding this project.

Fuel services

Fuel services production totalled 4.5 million kgU this quarter, compared to 4.3 million kgU in the first quarter of 2011.

On February 29, 2012, the Canadian Nuclear Safety Commission approved new operating licences for the Blind River refinery, the Port Hope conversion facility, and Cameco Fuel Manufacturing. A five-year operating licence was granted for the Port Hope conversion facility, while Cameco Fuel Manufacturing and the Blind River refinery were granted 10-year operating licences. In addition to the new operating licence at the Bind River refinery, the annual licensed production capacity was increased from 18,000 tU as UO3 to 24,000 tU as UO3.

The collective agreement covering unionized employees at Cameco Fuel Manufacturing Inc. expires on June 1, 2012. Negotiations are in progress with the goal of reaching a new collective agreement.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

McArthur River/Key Lake	Cigar Lake

• David Bronkhorst, vice-president, Saskatchewan mining south, Cameco	• Grant Goddard, vice-president, Saskatchewan mining north, Cameco

• Les Yesnik, general manager, Key Lake, Cameco

Inkai

• Dave Neuburger, vice-president, international mining, Cameco

Caution about forward-looking information

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 12, which may prove to be incorrect.

•

Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form and our annual and first quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•	our forecasts relating to termination of uranium sales contracts with our customers

•

our expectations about 2012 and future global uranium supply, consumption, demand and number of operable reactors, including the discussion on the expected impact resulting from the March 2011 nuclear incident in Japan

•	our expectations for uranium prices in 2012

•	the outlook for each of our operating segments for 2012, and our consolidated outlook for the year

•	our expectation that we will invest significantly in expanding production at our existing mines and advancing projects as we pursue our growth strategy
•	our expectation that existing cash balances and operating cash flows will meet anticipated capital requirements without the need for any significant additional financing

•	our expectation that cash balances will decline as we use the funds in our business and pursue our growth plans

•	our expectations regarding 2012 quarterly delivery patterns for our uranium and fuel service products

•	our future plans for each of our uranium operating properties, development projects and projects under evaluation, and fuel services operating sites

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate
•	our forecasts relating to termination of uranium sales contracts with our customers prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences, or are subject to litigation or arbitration that has an adverse outcome

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate

•	we are affected by terrorism, sabotage, blockades, civil unrest, accident or a deterioration in political support for, or demand for, nuclear energy

•

we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfil delivery commitments

•

our Cigar Lake development, mining or production plans are delayed or do not succeed, including as a result of any difficulties encountered with the jet boring mining method or our inability to acquire any of the required jet boring equipment

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•

our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium, fuel services and electricity

•

our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed in our first quarter MD&A

•	our expectations regarding uranium sales contract terminations, tax rates, foreign currency exchange rates and interest rates

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable
•	the geological, hydrological and other conditions at our mines

•

our Cigar Lake development, mining and production plans succeed, including the success of the jet boring mining method at Cigar Lake and that we will be able to obtain the additional jet boring system units we require on schedule

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•

our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

Quarterly dividend notice

We announced today that our board of directors approved a quarterly dividend of $0.10 per share on the outstanding common shares of the corporation that is payable on July 13, 2012, to shareholders of record at the close of business on June 29, 2012.

Conference call

We invite you to join our first quarter conference call on Tuesday, May 1, 2012 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (866) 223-7781 (Canada and US) or (416) 340-8018. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, June 1, 2012 by calling (800) 408-3053 or (905) 694-9451 (Passcode 7348055#)

Additional information

You can find a copy of our first quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2011 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries and affiliates unless stated otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Gord Struthers	(306) 956-6593